Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Monday, May 23, 2022, for the purposes of, among other matters, considering and approving the first quarterly results of the Company and its subsidiaries for the three months ended March 31, 2022 and its publication.

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern time on May 23, 2022 (8:00 p.m. Beijing/Hong Kong time on May 23, 2022).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-350-1333
United Kingdom:	+44-203-547-8612
International:	+1-236-389-2427
Hong Kong, China:	+852-3012-6671
China Mainland:	400-820-9391
Conference ID:	7028829

Participants please dial-in 5 minutes prior to the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 30, 2022, by dialing the following telephone numbers:

United States:	+1-800-585-8367
International:	+1-416-621-4642
Replay Access Code:	7028829

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, April 29, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only